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Exhibit 4.36
press release	Contact Roger Clinch Communications Manager (506) 547-6012 clinch@bms.ca

NORANDA'S BRUNSWICK SMELTER EXPERIENCED
FIRE IN ITS SILVER REFINERY
No Injuries Reported and Damage was limited to the Silver Refinery

        BELLEDUNE, NB, January 27, 2003 — Noranda Inc. reported today that on Saturday, January 25, 2003, a fire occurred in the silver refinery at its lead smelter located in Belledune, New Brunswick.

        There were no injuries reported and production at the lead operation was not interrupted, as the fire was isolated to the Silver Refinery. The fire departments from the neighbouring communities assisted the Smelter's emergency response team in extinguishing the fire.

        Smelter Manager, Thompson Hickey, issued the following statement: "The most important thing is that none of our employees were injured. The quick response of our employees and internal emergency response team, as well as the assistance from the neighbouring fire departments were successful in limiting the fire to a specific area of the Plant. Our lead production has not been interrupted and the plant continues to operate at full capacity today. The cause of the fire is not yet known."

        Brunswick's current average annual production is 100,000 tonnes of lead and twelve million ounces of silver and the smelter employs 470 people.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

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NORANDA'S BRUNSWICK SMELTER EXPERIENCED FIRE IN ITS SILVER REFINERY No Injuries Reported and Damage was limited to the Silver Refinery